Filed by Hess Midstream LP
Pursuant to Rule 425 of the Securities Act of 1933
Subject Company: Hess Midstream Partners LP
Registration No. 001-38050

The following press release was issued by Hess Midstream Partners LP on November 25, 2019.

News Release

Hess Midstream Partners LP Announces Pricing of Upsized Private Offering of

Senior Notes Due 2028

HOUSTON, November 25, 2019 – Hess Midstream Partners LP (“HESM”) today announced that it has upsized and priced $550 million in aggregate principal amount of 5.125% senior notes due 2028 (the “Notes”) at par in a private offering. HESM intends to use the net proceeds from the offering to finance the acquisition of Hess Infrastructure Partners LP (“HIP”), including to repay borrowings under HIP’s credit facilities, partially fund the distribution to HIP’s sponsors, and pay related fees and expenses. The private offering of the Notes is expected to close on December 10, 2019, subject to the satisfaction of customary closing conditions.

The Notes are being sold only to “qualified institutional buyers” in the United States pursuant to Rule 144A and outside the United States to non-U.S. Persons in compliance with Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). The Notes have not been and will not be registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state laws.

This press release is neither an offer to sell nor a solicitation of an offer to buy the Notes or any other securities and shall not constitute an offer to sell or a solicitation of an offer to buy, or a sale of, the Notes or any other securities in any jurisdiction in which such offer, solicitation or sale is unlawful.

About HESM

HESM is a fee-based, growth-oriented, traditional master limited partnership that was formed to own, operate, develop and acquire a diverse set of midstream assets to provide services to Hess Corporation and third-party customers. HESM’s assets are primarily located in the Bakken and Three Forks Shale plays in the Williston Basin area of North Dakota.

Cautionary Statement Relevant to Forward-Looking Information

This press release includes forward-looking statements regarding future events. These forward-looking statements are based on HESM’s current plans and expectations and involve a number of risks and uncertainties that could cause actual results and events to vary materially from the results and events anticipated or implied by such forward-looking statements, including, without limitation, the ability of the HESM to satisfy the conditions to completion of the reorganization, general market and economic conditions, changes in law and government regulations and other matters affecting the business of HESM, and the other risks described in the offering memorandum. While HESM may elect to update these forward-looking statements at some point in the future, it specifically disclaims any obligation to do so, even if new information becomes available in the future. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Please refer to HESM’s publicly filed documents, including the most recent Forms 10-K and 10-Q for additional information about HESM and about the risks and uncertainties related to HESM’s business which may affect the statements made in this press release.

Contacts

Investors:

Jennifer Gordon

Director – Investor Relations

(212) 536-8244, jgordon@hess.com

Media:

Robert Young

(713) 496-6076

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This filing contains forward-looking statements within the meaning of federal securities laws regarding Hess Midstream Partners LP (the “Company”). These forward-looking statements relate to, among other things, the proposed transaction between the Company and an affiliate and include expectations, estimates and projections concerning the business and operations, financial priorities and strategic plans of the combined entity. You can identify forward-looking statements by words such as “anticipate,” “believe,” “could,” “design,” “estimate,” “expect,” “forecast,” “goal,” “guidance,” “imply,” “intend,” “may,” “objective,” “opportunity,” “outlook,” “plan,” “position,” “potential,” “predict,” “project,” “prospective,” “pursue,” “seek,” “should,” “strategy,” “target,” “would,” “will” or other similar expressions that convey the uncertainty of future events or outcomes. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the companies’ control and are difficult to predict. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and current projections or expectations. Factors that could cause the Company’s actual results to differ materially from those implied in the forward-looking statements include the following: the ability to consummate the proposed transaction between the Company and its affiliate on the proposed terms and timeline; the ability to satisfy various conditions to closing of the proposed transaction, and any conditions imposed on the combined entity in connection with the consummation of the proposed transaction; the risk that anticipated benefits of the proposed transaction may not be fully realized or may take longer to realize than expected, including whether the proposed transaction will be accretive within the expected timeframe or at all; negative capital market conditions; the ability to achieve strategic and financial objectives, including with respect to distribution coverage, future distribution levels, proposed projects and completed transactions; adverse changes in laws, including with respect to tax and regulatory matters; the adequacy of capital resources and liquidity, including, but not limited to, availability of sufficient funds to pay distributions, including the distribution to certain affiliates of the Company in connection with the transaction, and access to debt on commercially reasonable terms; and the ability to successfully execute business plans, growth strategies and self-funding models. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in the Company’s annual report on Form 10-K for the year ended December 31, 2018, and, if applicable, the Company’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed by the Company with the Securities and Exchange Commission. The Company undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this filing except as required by applicable law. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this filing.

Additional Information

In connection with the proposed transaction, a Registration Statement has been filed with the SEC. The Registration Statement was declared effective by the SEC on November 15, 2019. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROSPECTUS THAT FORMS A PART OF THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final prospectus will be made available to HESM unitholders. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from the Company at its website, www.hessmidstream.com, or by contacting the Company’s Investor Relations at (212) 536-8244.